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                          September 11, 2020

       Judy Huber
       Chief Financial Officer
       Brainsway Ltd.
       Bynet Building, 3rd Floor
       Har HaHotzvim
       Jerusalem, 9777518, Israel

                                                        Re: Brainsway Ltd.
                                                            Registration
Statement F-3
                                                            Filed September 4,
2020
                                                            File No. 333-248601

       Dear Ms. Huber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences